Press release
For immediate release
November 18, 2009

Virginia Begins its Drilling Programs in James Bay

Virginia Mines Inc. ("Virginia") (TSX:VGQ) is pleased to announce the beginning of drilling programs on several of its gold projects located in James Bay, Province of Quebec. Within the next six months, Virginia will conduct, alone or in partnership, six drilling programs on the Poste Lemoyne Extension, La Grande Sud, Anatacau-Wabamisk, Lac Pau, Auclair and FCI gold projects.

POSTE LEMOYNE EXTENSION (100% Virginia)
Virginia has just started a drilling program on its Poste Lemoyne Extension project that will include, over the next few months, a minimum of 20 drill holes totalling more than 2,500 metres. The property is held 100% by Virginia. However, the 112 claims acquired before October 2005 are subject to a 1% NSR to Globestar Mining Company. Virginia may buy back, at any time, 0.5% NSR for $500,000. The Poste Lemoyne Extension property is host to the Orfee zone that contains resources totalling 88,588 tonnes grading 9.44 g/t Au in the measured category and 114,895 tonnes grading 18.4 g/t Au in the inferred category (National Instrument 43-101 - published on April 8, 2003). The drilling program will test several new gold showings discovered at surface during the 2008 and 2009 summer field programs. These new gold occurrences yielded values of up to 52 g/t Au in grab samples and up to 20.98 g/t Au over 2 metres in channel samples and are spread over more than 37 kilometres along an auriferous corridor.

LA GRANDE SUD (100% Virginia)
Virginia has also initiated a drilling program on its La Grande Sud project of eight holes totalling 2,150 metres. The property is held 100% by Virginia but Orezone Resources Inc. ("Orezone") still holds a 1% NSR, half of which (0.5%) can be bought back by Virginia in consideration of a payment of $500,000 to Orezone. The La Grande Sud property is host to Zone 32 (mineral inventory of 4.2 M tonnes at 2.1 g/t Au, 0.2% Cu; press release of March 11, 1999) as well as several other gold showings and zones. The drilling program will mainly test the possible extensions of Zone 30 that yielded several auriferous intersections in the past, including 13.5 g/t Au over 3 metres (hole LGS01-170), 3.89 g/t Au over 11 metres (hole LGS01-184) and 8.72 g/t Au over 4.6 metres (hole LGS02-197). The drilling program will also test other targets on the property.

ANATACAU-WABAMISK (Option 100% Virginia on Anatacau, 100% Virginia on Wabamisk)
A 2500-metre drilling program is scheduled for the winter of 2010 on the Anatacau-Wabamisk property. Virginia owns a 100% interest in the Wabamisk part of the property and has the option to acquire IAMGOLD Corporation's 100% participating interest in the adjacent Anatacau part of the property, in exchange for $3 million in exploration work to be carried out before December 31, 2012. The drilling program will test mainly the Isabelle gold showing and several geophysical targets situated in the same geological environment. Channel sampling conducted during the summer of 2009 on the new extensions of the Isabelle showing yielded very encouraging results including 22.97 g/t Au over 2 metres, 8.47 g/t Au over 2 metres, 11.03 g/t Au over 3 metres and 17.86 (14.98 cut) g/t Au over 3 metres (press release of September 2, 2009).

LAC PAU (100% Virginia)
A 3000-metre drilling program on the Lac Pau property, held 100% by Virginia, is also scheduled for the winter of 2010. The drilling program will mainly test the Tricorne, Beausac-2 and Obiwan gold showings as well as several other geophysical targets. Surface work carried out on the Lac Pau project highlighted a significant gold system that includes the Beausac-2, Tricorne and Obiwan showings and many other smaller showings. To date, this system is traced over 12 kilometres, within altered and sheared tonalite intrusions. The system remains totally open laterally. The best channel sample results obtained during the summer of 2009 reached up to 5.61 g/t Au over 3 metres and 10.74 g/t Au over 4 metres on Tricorne, up to 5.22 g/t Au over 7 metres (including 14.43 g/t Au over 2 metres) on Beausac-2 and up to 2.1 g/t Au over 5 metres (including 4.73 g/t Au over 2 metres) on Obiwan (press release of September 2, 2009).

AUCLAIR (100% Virginia - Option 50% Odyssey)
Virginia and partner Odyssey Resources Limited ("Odyssey") are planning a 5000-metre drilling program for the winter of 2010 on the Auclair project. This property is held 100% by Virginia but as a result of an agreement signed in May 2009, Odyssey has the option to acquire a 50% participating interest in the property in exchange for $5 million in exploration work to be carried out during the next six years, and cash payments totalling $150,000 to be paid by the 3rd anniversary of the agreement. Under the agreement, Virginia will be the operator of the work programs.

The Auclair project covers a 20-kilometre-long, folded BIF (banded iron formation) at the eastern tip of the Eastmain greenstone belt, in a geological setting similar to the one hosting the large Musselwhite gold mine in northern Ontario. Several gold showings were discovered so far on the property in the BIF and in the enclosing sediments (wackes). These showings returned values of up to 0.79 g/t Au over 24 metres in channel samples. Diamond drilling yielded one intersection grading 5.4 g/t Au over 7 metres on the Arianne showing, in the eastern part of the property, and another one grading 5.2 g/t Au over 4 metres on the Golden Butterfly showing, in the western portion of the property (see Virginia's press releases of June 11, 1997, June 26, 1997 and October 9, 2002).

A systematic till sampling program covering the entire property has defined two significant gold dispersion trains with probable sources in overburden-covered areas. The drilling program will test several zones of structural complexities affecting the BIF in the interpreted source areas of the gold dispersion trains as well as other geological targets.

FCI (100% Virginia - Option 50% Odyssey)
Virginia and Odyssey also plan to conduct a 3500-metre drill program on the FCI project, held 100% by Virginia, during winter 2010. According to an agreement signed in May 2009, Odyssey has the option to acquire a 50% participating interest in the FCI property in exchange for of $4 million in exploration work, to be carried out during the next six years, and cash payments totalling $130,000 to be paid by the 3rd anniversary of the agreement. Under the agreement, Virginia will be the operator.

The FCI project covers 35 kilometres of favourable geology within the Guyer greenstone belt. To date, several gold showings have been discovered across the entire length of the property, associated with a major lithological contact between volcanic rocks and sediments. Moreover, a significant gold-in-till anomaly (up to 123 gold grains) remains unexplained along this fertile volcano-sedimentary contact. The drilling program will test the lateral and vertical extensions of the Golden Gap showing, the probable source area of the gold-in-till anomaly as well as a few other gold and polymetallic targets. Fieldwork undertaken by Virginia between 1998 and 2007 in the Golden Gap showing area yielded values of up to 108.9 g/t Au in grab samples and up to 14.3 g/t Au over 2 metres in channel sampling. Limited diamond drilling of the Golden Gap showing has returned one interesting intersection grading 10.48 g/t Au over 7 metres and several other strongly anomalous intersections varying from 1.77 g/t Au over 3 metres to 0.93 g/t Au over 7.85 metres. (Complete results have been previously disclosed in a technical report filed on SEDAR by Virginia).

Qualified Person
The technical information contained in this news release was reviewed and approved by Paul Archer, Virginia's Vice President Exploration and Acquisition, who is a Qualified Person under National Instrument 43-101.

About Odyssey Resources
Odyssey Resources Limited is a well-funded Canadian-based junior exploration company whose shares trade on the TSX Venture Exchange under the symbol "ODX".

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $40.9 million as at August 31, 2009, and 29,318,576 shares issued and outstanding as at October 31, 2009. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast, unexplored regions of northern Quebec.

For more information, please contact:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.
200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.